SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*


                        Quality Dining, Inc.
                        --------------------
                         (Name of Issuer)



                  Common Stock, No Par Value
                  --------------------------
                 (Title of Class of Securities)


                           74756P 10 5
                          ------------
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

CUSIP No. 74756) 10 5
          --------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Daniel B. Fitzpatrick

2.   Check the appropriate box if a member of a group

3.   Not Applicable

4.   Citizenship or Place of Organization
     United States of America

5.   Sole Voting Power

     2,391,755 shares (1)

6.   Shared Voting Power

     -0-

7.   Sole Dispositive Power

     2,391,755 shares (1)

8.   Shared Dispositive Power

     -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,391,755 shares (1)

10.  Check  box  if  the Aggregate Amount in  Row  (9)  Excludes
     Certain Shares

11.  Percent of Class Represented by Amount in Row 9

     18.8%

12.  Type of Reporting Person

     IN




Item 1(a).  Name of Issuer.
            --------------
            Quality Dining, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------
            4220 Edison Lakes Parkway
            Mishawaka, Indiana  46545

Item 2(a).  Name of Person Filing.
            ---------------------
            Daniel B. Fitzpatrick

Item 2(b).  Address of Principal Business Office, or, if none, Residence.
            ------------------------------------------------------------
            Daniel B. Fitzpatrick
            4220 Edison Lakes Parkway
            Mishawaka, Indiana  46545

Item 2(c).  Citizenship.
            -----------
            United States of America

Item 2(d).  Title of Class of Securities.
            ----------------------------
            Common Stock, no par value

Item 2(e).   CUSIP Number.
             ------------
             74756P 10 5

Item  3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
             -----------------------------------------------------------------
             Not Applicable

Item 4.      Ownership.
             ---------

Item 4(a).   Amount Beneficially Owned.
             -------------------------
             2,391,755 shares (1)

(1) Includes presently exercisable stock options to purchase 137,746 shares.



Item 4(b).  Percent of Class:
            ----------------
            18.8%

Item 4(c).  Number of shares as to which such person has:
            --------------------------------------------
            (i)  sole power to vote or direct the vote:

                 2,391,755 (1)

           (ii)  shared power to vote or to direct the vote:

                 -0-

          (iii) sole power to dispose or to direct the disposition of:

                2,391,755 (1)

          (iv)  shared power to dispose or to direct the disposition of:

               -0-

Item 5.        Ownership of Five Percent or Less of a Class.
               --------------------------------------------
               Not Applicable

Item  6.       Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------
               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
               ----------------------------------------------------------
               Not Applicable

Item  8.       Identification and Classification of Members of the Group.
               ---------------------------------------------------------
               Not Applicable

Item 9.        Notice of Dissolution of Group.
               ------------------------------
               Not Applicable


  (1)  Includes presently exercisable stock options to purchase 137,746 shares.


Item 10.       Certification.
               -------------
               Not Applicable.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February  11,  1999.          /s/  Daniel B. Fitzpatrick
                                           ---------------------
                                           Daniel B. Fitzpatrick